October 11, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Titan Pharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-233722)

Ladies and Gentlemen:

As the underwriter of the proposed offering of Titan Pharmaceuticals, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 12:00 p.m., Eastern Time, on October 11, 2019, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director